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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

    [ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2000

                                       OR

     [  ] Transition Report Pursuant to Section 15(d) of the Securities Exchange
          Act of 1934

For the transition period from               to

Commission File Number: 1-13515






         Full title of the plan and name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION





                             FOREST OIL CORPORATION
                                  1600 Broadway
                                   Suite 2200
                             Denver, Colorado 80202
--------------------------------------------------------------------------------

Exhibits.

23. Consent of Independent Auditors to incorporation by reference in Form S-8.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Retirement Savings Plan of Forest Oil Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                        RETIREMENT SAVINGS PLAN OF
                                        FOREST OIL CORPORATION

Dated: June 29, 2001                    By:   /s/ Joan C. Sonnen
                                           -------------------------------------
                                              Joan C. Sonnen, Member of the
                                              Administrative Committee of
                                              the Retirement Savings Plan of
                                              Forest Oil Corporation

                           RETIREMENT SAVINGS PLAN OF
                             FOREST OIL CORPORATION

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                           DECEMBER 31, 2000 AND 1999


                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

                                TABLE OF CONTENTS


-----------------------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT.....................................................................        1

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS -
     December 31, 2000 and 1999..................................................................        2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS -
     Years Ended December 31, 2000 and 1999......................................................        3

NOTES TO FINANCIAL STATEMENTS - December 31, 2000 and 1999.......................................        4


SUPPLEMENTAL SCHEDULE
---------------------

     Schedule of Assets (Held at End of Year) - December 31, 2000................................       10


                          INDEPENDENT AUDITORS' REPORT

THE PARTICIPANTS AND ADMINISTRATIVE COMMITTEE
RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION:

We have audited the accompanying statements of net assets available for plan benefits of the Retirement Savings Plan of Forest Oil Corporation (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Retirement Savings Plan of Forest Oil Corporation as of December 31, 2000 and 1999, and the changes in net assets for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of December 31, 2000 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                  KPMG LLP


Denver, Colorado
June 27, 2001


RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------------

                                                                                  2000                      1999
                                                                                  ----                      ----

ASSETS:
     Investments, at fair value:
       Forest Oil Corporation Common Stock                                   $  1,611,216                 1,543,479
       Pooled Funds - Stable Asset Fund                                         1,572,295                 1,820,363
       Participant directed mutual funds                                       16,761,164                17,676,443
                                                                               ----------                ----------
                                                                               19,944,675                21,040,285
       Loans to participants                                                      300,778                   266,414
       Cash and short-term investments                                             79,491                    16,652
                                                                               ----------                ----------
           Total assets                                                        20,324,944                21,323,351

LIABILITIES:
     Stock purchase payables                                                        6,375                     7,034
                                                                               ----------                ----------
           Total liabilities                                                        6,375                     7,034
                                                                               ----------                ----------

           Net assets available for plan benefits,
              including distributions payable to
              participants of $283,084 in 2000 and
              $45,618 in 1999.                                               $ 20,318,569                21,316,317
                                                                               ==========                ==========



















                                See accompanying notes to financial statements.


RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------------

                                                                                  2000                      1999
                                                                                  ----                      ----

Additions:
     Contributions:
       Company                                                               $    579,751                   538,987
       Participants                                                             1,047,504                 1,020,661
     Dividend and interest income                                               2,414,181                 1,436,930
                                                                               ----------                ----------
                                                                                4,041,436                 2,996,578

Net appreciation (depreciation) in fair value of
     investments, including realized and unrealized
     gains and losses                                                          (2,934,004)                3,526,348

Deductions -
     Distributions to participants                                              2,105,180                 1,365,612

           Increase (decrease) in net assets available for
              plan benefits                                                      (997,748)                5,157,314
                                                                               ----------                ----------
Net assets available for plan benefits at beginning of year                    21,316,317                16,159,003
                                                                               ----------                ----------

Net assets available for plan benefits at end of year                        $ 20,318,569                21,316,317
                                                                               ==========                ==========
















                                See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

--------------------------------------------------------------------------------


(1)    DESCRIPTION OF THE PLAN

       The Retirement Savings Plan of Forest Oil Corporation (the Plan) is a defined contribution plan sponsored by Forest Oil Corporation and certain of its affiliates (the Company) which includes a cash or deferred compensation arrangement under Section 401(k) of the Internal Revenue Code. The Plan is available to any employee of Forest Oil Corporation and any employee of its affiliates (except for certain employees who were employed by the former Forcenergy Inc) that have adopted the Plan.

       Investment options available to participants during the years ended December 31, 2000 and 1999 are as follows:



       Forest Oil Corporation Common Stock       Common stock of Forest Oil Corporation
       Stable Asset Fund                         Collective trust consisting of
                                                    guaranteed insurance contracts
       Janus Fund                                Mutual fund consisting primarily of
                                                    common stocks and similar equity
                                                    securities
       Harbor International Fund                 Mutual fund consisting of non-U.S.
                                                    equity securities
       Dodge & Cox Balanced Fund                 Mutual fund consisting primarily of
                                                    common stocks and bonds
       Heartland Value Fund                      Mutual fund consisting primarily of
                                                    equity securities with market
                                                    capitalizations of less than
                                                    $300,000,000
       Pimco Total Return Fund                   Mutual fund consisting of fixed
                                                    income securities with a
                                                    portfolio duration of three to
                                                    six years
       Chesapeake Institutional Fund             Mutual fund consisting primarily of
                                                    common and preferred stocks and
                                                    convertible securities of medium
                                                    and large capitalization companies
       Vanguard S&P 500 Index Fund               Mutual fund consisting  primarily of
                                                    common stocks in the same
                                                    proportion as the S&P 500 Index.


Employees enrolled in the Plan may elect to defer from 1% to 15% of their compensation, subject to defined limits, on a pre-tax basis as a contribution to the Plan (Deferred Compensation Contribution). Each month, the Company contributes an amount equal to the Deferred Compensation Contribution made by each participant, limited to 5% of the participant's compensation (Company Matching Contribution). At the sole discretion of the Executive Committee of the Forest Oil Corporation Board of Directors, the Company Matching

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

--------------------------------------------------------------------------------


(1)    DESCRIPTION OF THE PLAN (CONTINUED)

       Contributions may be made in cash, in shares of Forest Oil Corporation Common Stock, or in any combination of cash and shares of Forest Oil Corporation Common Stock. No stock was contributed during the plan years ended December 31, 2000 and 1999.

       Participants are fully vested in their own contributions at all times. Company matching contributions made to a participant's account vest pursuant to a graduated schedule whereby full vesting occurs upon the completion of five years of service. Nonvested Company matching and profit-sharing contributions are subject to forfeiture under certain conditions and forfeited balances are available to reduce succeeding Company matching contributions to the Plan. The Company did not use any forfeitures in 2000 to reduce Company matching contributions. There were $34,575 of forfeitures used to reduce matching contributions in 1999.

       Expenses associated with the administration and investment activities of the Plan are paid by the Company.

       The Company maintains the right to terminate or amend the Plan at any time. In the event of a termination or partial termination of the Plan, or complete discontinuance of contributions to the Plan, the balances of the affected participants as of the date of the termination or discontinuance shall become fully vested and nonforfeitable. The total amount in each participant's accounts shall be distributed as the Administrative Committee shall direct, to the participant or for the participant's benefit, or shall continue to be held in trust for the participant's benefit.

       The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies of the Summary Plan Description are available from the Administrative Committee of the Plan.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

--------------------------------------------------------------------------------


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION

       The accompanying financial statements have been prepared on the accrual basis of accounting.

       In the course of preparing the financial statements of the Plan, management of the Plan makes various assumptions and estimates to determine the reported amounts of assets, liabilities and changes in net assets available for plan benefits, and in the disclosures of commitments and contingencies. Changes in these assumptions and estimates will occur as a result of the passage of time and the occurrence of future events and, accordingly, actual results could differ significantly from amounts estimated.

       VALUATION OF INVESTMENTS

       For financial reporting purposes, investments are recorded at fair value based on quoted market prices or, in the case of the Stable Asset Fund, based on the contract values of the underlying guaranteed investment contracts. Purchases and sales of securities are recorded on the trade date. Gains or losses on sales of investments are based on the difference between sales proceeds and the cost of the investment determined on an average unit cost basis.

       Investments in the Stable Asset Fund are based on contract value because the contracts are fully benefit-responsive. As such, participants may direct the withdrawal or transfer of all or a portion of their investments at contract value. The fair value of the investments in the Stable Asset Fund is estimated to be approximately equal to the contract value at December 31, 2000 and 1999. The crediting interest rate was approximately 6.22% and 6.33% as of December 31, 2000 and 1999, respectively.

       Investments in the Stable Asset Fund, the Janus Fund, the Harbor International Fund, the Dodge & Cox Balanced Fund, the Heartland Value Fund, the Pimco Total Return Fund, the Chesapeake Institutional Fund and the Vanguard S&P 500 Index Fund are represented by units. The total value of each fund at any given time consists of the market value of the investments held in the fund, including any income retained on such investments. The average unit value for each fund is computed by dividing the number of units outstanding into the total value of the fund.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

--------------------------------------------------------------------------------


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       LOANS TO PARTICIPANTS

       Pursuant to the terms of the Plan, loans may be made to the extent of 50% of a participant's vested interest in all accounts, limited to $50,000. Each loan is evidenced by a promissory note. Interest is fixed throughout the maximum 60-month term of each loan at 1% per annum over the J.P. Morgan Chase & Co. Inc. prime rate in effect at the end of the month preceding inception of the loan. Loans outstanding as of December 31, 2000 and 1999 bore interest at rates ranging from 8.75% to 10.5% and 8.75% to 10%, respectively. All outstanding loans must be repaid in full within 90 days following a participant's termination of employment. In the event of default, the participant is deemed to have made a withdrawal of the unpaid principal balance.

       RECLASSIFICATIONS

       Certain 1999 balances have been reclassified to confirm to the 2000 presentation.

(3)    INVESTMENTS

       The Plan's investments are held in a bank-administered trust fund. During 2000 and 1999, the Plan's investments (depreciated) appreciated in fair value (including realized and unrealized gains and losses) by $(2,934,004) and $3,526,348, respectively.

       The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999 are as follows:



                                                               2000                   1999
                                                               ----                   ----
              Forest Oil Corporation Common Stock          $ 1,611,216             1,543,479
              Stable Asset Fund                              1,572,295             1,820,363
              Janus Fund                                     6,933,335             7,778,594
              Harbor International Fund                      3,020,837             3,579,549
              Dodge & Cox Balanced Fund                      2,096,757             2,136,415
              Heartland Value Fund                           1,881,160             1,971,114
              Chesapeake Institutional Fund                  1,485,720                    --
              Vanguard S&P 500 Index Fund                    1,143,966                    --


RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

--------------------------------------------------------------------------------


(4)    RECONCILIATION TO INTERNAL REVENUE SERVICE (IRS) FORM 5500

       Distributions payable to terminated employees are shown as a liability on IRS Form 5500. For financial statement purposes, all net assets of the Plan are considered to be available for plan benefits; therefore, distributions payable to participants are not deducted from total assets to derive net assets available for plan benefits. Correspondingly, distributions to participants include only actual amounts paid during each year for financial statement purposes. For purposes of the IRS Form 5500, distributions include amounts payable to terminated participants.

       The following is a reconciliation of net assets available for plan benefits as shown in the financial statements to amounts shown on Form 5500:



                                                                                        December 31,
                                                                                   2000             1999
                                                                                   ----             ----
              Net assets available for plan benefits as
                shown in the financial statements                              $ 20,318,569      21,316,317
              Amounts allocated to withdrawing participants                        (283,084)        (45,618)
                                                                               ------------      ----------
              Net assets available for benefits as shown in
                Form 5500                                                      $ 20,035,485      21,270,699
                                                                               ============      ==========


       The following is a reconciliation of benefits paid to participants as shown in the financial statements to amounts shown on Form 5500:



                                                                                   Year ended December 31,
                                                                                   2000              1999
                                                                                   ----              ----
       Benefits paid to participants and forfeitures
              as shown in the financial statements                             $ 2,105,180        1,365,612
         Add:  Amounts allocated to withdrawing participants
              at December 31, 2000 and 1999, respectively                          283,084           45,618
         Less:  Amounts allocated to withdrawing participants
              at December 31, 1999 and 1998, respectively                          (45,618)        (240,220)
                                                                               -----------        ---------
         Benefits paid to participants as shown in Form 5500                   $ 2,342,646        1,171,010
                                                                               ===========        =========


RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

--------------------------------------------------------------------------------


(5)    FEDERAL INCOME TAXES

       The IRS has issued a determination letter dated April 24, 1996 indicating that the Plan, as amended, and as then designed, was qualified under
       Section 401(a) of the Internal Revenue Code (the Code) and that the trust was therefore exempt from federal income tax under Section 501(a) of the Code. The Plan has since been amended. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan is qualified and the related trust continues to be tax-exempt.

(6)    FINANCIAL REPORTING

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999, with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 2000 and 1999 financial statements.

(7)    FORFEITED ACCOUNTS

       In 2000 and 1999, participants withdrawing from the Plan forfeited balances of $19,065 and $14,011, respectively. Forfeited amounts are used to reduce future Company Maturing Contributions.

                                                           SUPPLEMENTAL SCHEDULE




RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2000

---------------------------------------------------------------------------------------------------------------


                                                                     Number of                        Current
        Identity of Issue                                         Shares or Units                      Value
------------------------------------------------                  ---------------                  ------------
Forest Oil Corporation Common Stock                                    43,694                      $ 1,611,216

Pooled funds - Stable Asset Fund                                       70,027                        1,572,295

Mutual funds:
    Janus Fund                                                        208,271                        6,933,335
    Harbor International Fund                                          86,088                        3,020,837
    Dodge & Cox Balanced Fund                                          33,061                        2,096,757
    Heartland Value Fund                                               57,039                        1,881,160
    Pimco Total Return Fund                                            19,190                          199,389
    Chesapeake Institutional Fund                                      98,588                        1,485,720
    Vanguard S&P 500 Index Fund                                         9,388                        1,143,966

Money market funds -
    State Street Short-Term Investment Funds*                          79,491                           79,491

Loans to participants, bearing interest at rates
    ranging from 8.75% to 10.5%                                                                        300,778
                                                                                                   -----------

        TOTAL INVESTMENTS                                                                          $20,324,944
                                                                                                   ===========



All investments are held by State Street Bank, which is a party-in-interest.





                                  See accompanying independent auditors' report.

                                  EXHIBIT INDEX



Exhibit 23.  Consent of KPMG LLP.